PE 3-7-02

02020491

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

NDT VENTURES LTD.

(Translation of registrant's name into English)

Suite 860 - 625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6

(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ✓ Form 40-F____

[indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes_____ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

- Press Release #02-01 dated March 7, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDT VENTURES LTD.
(Registrant)

Date March 7, 2002

By [signature]
(Signature)
Frederic G. Hewett, President & Director

NDT VENTURES LTD.

PRESS RELEASE

March 7, 2002 **#02-01**

Suite 860 - 625 Howe Street, Vancouver, B.C. V6C 2T6, CANADA Telephone: (604) 687-7545;Facsimile: (604) 689-5041

NDT INCREASES LAND POSITION AND PLANS FOR AIRBORNE SURVEY

ON AMAROK GOLD PROJECT - NUNAVUT

NDT Ventures Ltd. (CDNX:NDE; OTCBB (20-F):NDTVF) is pleased to provide an update on its Amarok Property located 70 kilometres northwest of Rankin Inlet in Nunavut, Canada.

In November 2001, NDT finalized an agreement with the Hunter Exploration Group, to acquire this new property discovered during a regional exploration program. At Amarok, gold values occur within a Banded Iron Formation (BIF) that is upwards of 100 meters thick and has yielded gold values of up to 9.8 gpt at the AVWolf discovery occurrence. NDT's initial field investigation has confirmed previous sampling and defined surface gold mineralization over a 100 x 600 metre area that remains open along strike. Of 57 samples taken, 30 reported gold values exceeding 100 ppb with 16 assaying in excess of 1 gpt gold. Anomalous gold values from chip sampling of BIF have been identified, on strike, over one kilometer to the northeast of the discovery, suggesting the productive horizon may extend over several kilometres.

Government regional magnetic data shows that the AVWolf discovery lies on the southern end of a prominent 17 kilometre long, northeast trending, magnetic high measuring up to 3 km wide. A second magnetic high occurs approximately 3 km along strike to the northeast. This target extends the trend an additional 8 km and is up to 3 km wide. To cover the area of potential, the Company has acquired additional prospecting permits and exploration claims and its land position now totals over 70,000 hectares. Only a small portion of this ground has been investigated to date.

NDT's next phase of exploration will include a program of detailed airborne magnetics over the main two anomalies and the surrounding ground. The objective of this work will be to locate and prioritize specific targets that can be field checked in search of potential drill targets. NDT can earn a 100% interest in the property, subject to a royalty, by conducting exploration totalling $1,125,000, issuing 1 million shares, and paying $30,000 in cash over a 4 year period. This agreement is subject to confirmation of regulatory approval.

The Amarok Property is situated within a highly prospective geological terrain known to host large gold deposits. The Meliadine West Zone, located 40 km to the southeast, reports a 4.9 million-ounce resource and the Meadowbank property, located 200 km to the northwest, contains a resource of 3 million ounces.

The Company is very pleased to have acquired such a prospective early stage gold project, and will keep its shareholders informed as exploration progresses.

On Behalf of the Board of Directors,

Fred G. Hewett
President

For further information please contact the Company at (604)687-7545 or (888)338-2200
**** INTERNET ADDRESS: www.northair.com/ndt/ ** Email: info@northair.com**